Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-117835

TERM SHEET FOR AMERICAN EXPRESS COMPANY 6.80% SUBORDINATED DEBENTURES

Issuer:	American Express Company (NYSE Symbol of Issuer: AXP)

Securities:	6.80% Subordinated Debentures

Legal Format:	SEC Registered

Amount:	$750,000,000

CUSIP / ISIN:	025816AU3 / US025816AU39

Ratings: (1)	Moody’s: A3 Standard & Poor’s: A- Fitch: A

Trade Date:	July 27, 2006

Settlement Date (T+3):	August 1, 2006

Maturity Date:	September 1, 2036 and automatically extendible to September 1, 2066, except in certain limited circumstances.

Fixed Rate Period:	6.80% coupon paid semi-annually in arrears until September 1, 2016, payable on March 1 and September 1, commencing September 1, 2006, subject to Company’s right to defer

Floating Rate Period:

From September 1, 2016, at an annual rate of 3-month LIBOR (Telerate Page 3750) plus a margin of 222 ¾ basis points, payable quarterly in arrears on March 1, June 1, September 1 and December 1, subject to Company’s right to defer

Benchmark Treasury Rate:	5.042% (UST 5.125% due 5/2016)

Spread to Benchmark Treasury:	180 basis points

Yield to Benchmark Treasury:	6.842%

Redemption at Par:	First call date of September 1, 2016 and thereafter

Make-Whole Call for Tax Redemption prior to September 1, 2016 :	Discounted present value of Treasury plus 50 basis points

Initial Price to Public:	99.706% of the principal amount of the Securities, plus accrued interest, if any, from August 1, 2006

Proceeds to the Issuer before Expenses:	$740,295,000

Joint Bookrunners and Joint-Structuring Coordinators:	Citigroup Global Markets Inc. and Goldman, Sachs & Co.

Sr. Co-Manager:	JPMorgan

Co-Managers:	Credit Suisse / Deutsche Bank / Wachovia

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup toll-free at 1-877-858-5407 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.